

March 12, 2015

Via e-mail
David J. Rodgers
Senior Vice President and Chief Financial Officer
Briggs & Stratton Corporation
12301 West Wirth Street
Wauwatosa, Wisconsin 53222

> **Re:** **Briggs & Stratton Corporation**
> **Form 10-K for the Fiscal Year Ended June 29, 2014**
> **Response dated February 19, 2015**
> **File No. 001-01370**

Dear Mr. Rodgers:

We have reviewed your February 19, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 30, 2015 letter.

Form 10-K for the Fiscal Year Ended June 29, 2014

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 40

1.   In future filings please disclose, similar to your response to comment 4 that you recognize the expense associated with the sales incentive at the time of sale as a reduction of revenue.

Note 8. Income Taxes, page 48

2.   Considering your response to comment 9, in future filings please ensure that your disclosure of the nature of each significant reconciling item provides sufficient information for an investor to understand the item. Refer to FASB ASC 740-10-50-12.

Note 18. Restructuring Actions, page 67

3.   Further to your response to comment 12, in future filings please also present the rollforward of the restructuring-related liabilities required by FASB ASC 420-10-50-1.b.2 for each period in which an exit or disposal activity is initiated and any subsequent period until the activity is completed.

Note 20. Separate Financial Information of Subsidiary Guarantors of Indebtedness, page 69

4.   In your response to comment 15, you told us that Briggs & Stratton Power Products Group, LLC is the sole guarantor. In future filings, please revise the column header in your table to be consistent with that fact – i.e., to refer to a guarantor and not guarantors.

        You may contact Li Xiao at (202) 551-4391 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3671 with any other questions.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant